EXHIBIT 2.1

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this "Agreement"), dated as of December 1, 2013, is entered into by and among PharmAthene, Inc. ("PharmAthene"), Theraclone Sciences, Inc. ("Theraclone"), and Taurus Merger Sub, Inc. ("Merger Sub").

WHEREAS, the parties hereto are party to that certain Agreement and Plan of Merger, dated as of July 31, 2013, among the parties and Steven Gillis, Ph.D., as representative of the Theraclone stockholders (the "Merger Agreement"), pursuant to which Merger Sub would be merged with and into Theraclone, with Theraclone as the surviving corporation (the “Merger”), and as a result of the Merger, Theraclone would become a direct, wholly owned subsidiary of PharmAthene;

WHEREAS, a meeting of the PharmAthene stockholders to vote on the Merger (the "PharmAthene Stockholder Meeting") is scheduled to take place on Tuesday, December 3, 2013;

WHEREAS, certain developments and communications have come to the attention of the parties, including (i) Theraclone's receipt of notification from the Biomedical Advanced Research and Development Authority informing Theraclone that their proposal “Broad-spectrum anti-influenza A M2e fully human monoclonal antibody TCN-032: Determination of efficacy in serious influenza disease” was not selected for funding under the current proposal, (ii) communications from certain PharmAthene stockholders indicating that they will not vote in favor of the Merger, (iii) a recommendation against the Merger by Institutional Shareholder Services; and (iv) the commencement of an action against the members of PharmAthene's board of directors in the Court of Chancery of the State of Delaware alleging that the PharmAthene Directors individually breached their fiduciary duties by recommending the Merger;

WHEREAS, based on the foregoing recent developments and communications, the parties have each concluded that it is unlikely that the Merger will be approved at the PharmAthene Shareholder Meeting, or any adjournments thereof;

WHEREAS, the parties have concluded that it is in their respective best interests and the best interests of their respective stockholders to terminate the Merger Agreement and to abandon the Merger; and

WHEREAS, Section 8.2(a)(v) of the Merger Agreement requires PharmAthene to pay to Theraclone a termination fee of up to one million dollars ($1,000,000) in certain circumstances (the "Termination Fee").

NOW, THEREFORE, the parties hereto hereby agrees as follows:

1.                  Termination. The parties hereto hereby terminate the Merger Agreement and abandon the Merger by mutual consent pursuant to section 8.1(a) of the Merger Agreement (the "Termination"). PharmAthene agrees to promptly cancel the PharmAthene Stockholder Meeting.

2.                  No Further Obligations. Except with respect to the confidentiality provisions set forth in the Confidentiality Agreement (as defined in the Merger Agreement), and except as set forth herein with respect to the Termination Payment (as defined below), neither party shall have any further obligations to the other under the Merger Agreement or otherwise; and from and after the date hereof, each party shall be free to conduct its business and affairs in the same manner as if the Merger Agreement had not been executed.

3.                  Termination Payment. In consideration of the Termination, and in recognition of the provisions of the Merger Agreement pertaining to the Termination Fee, PharmAthene shall promptly pay Theraclone One Million Dollars ($1,000,000) (the "Termination Payment"), by wire transfer before the close of business on December 2, 2013.

4.                  Mutual Release.

a.	Each of PharmAthene and Merger Sub and each of its presently and formerly affiliated corporations, partnerships, limited liability companies, and other business entities, present and former parents, present and former subsidiaries, present and former officers and directors, present and former agents, and the predecessors, successors, and assigns of all or any of them (collectively, the “PharmAthene Parties”) releases and discharges individually and collectively, Theraclone and its presently and formerly affiliated corporations, partnerships, limited liability companies, and other business entities, present and former parents, present and former subsidiaries, present and former stockholders, present and former officers, directors, partners, members, managers and other principals, present and former attorneys, consultants, present and former agents, and the predecessors, successors, and assigns of all or any of them (collectively, the “Theraclone Parties”) from all claims, actions, causes of action, suits, debts, dues, sums of money, accounts, bonds, bills, covenants, contracts, controversies, liens, subordinations, agreements, promises, variances, trespasses, damages, judgments, extents, executions, counterclaims and offsets, and demands, against any of the Theraclone Parties, or any of them, which the PharmAthene Parties, anyone claiming in a derivative capacity from the PharmAthene Parties and the predecessors, successors, and assigns of any or all of them ever jointly or individually had, now have, or hereafter can, shall, or may have for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date hereof, relating directly or indirectly to the Merger Agreement or the transactions contemplated thereby, other than claims arising under this Agreement or the Confidentiality Agreement.

b.	Each of the Theraclone Parties releases and discharges individually and collectively, each of the PharmAthene Parties from all claims, actions, causes of action, suits, debts, dues, sums of money, accounts, bonds, bills, covenants, contracts, controversies, liens, subordinations, agreements, promises, variances, trespasses, damages, judgments, extents, executions, counterclaims and offsets, and demands, against any of the PharmAthene Parties, or any of them, which the Theraclone Parties, anyone claiming in a derivative capacity from the Theraclone Parties and the predecessors, successors, and assigns of any or all of them ever jointly or individually had, now have, or hereafter can, shall, or may have for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date hereof, relating directly or indirectly to the Merger Agreement or the transactions contemplated thereby, other than claims arising under this Agreement or the Confidentiality Agreement.

5.                  General Provisions.

a.	This Agreement shall be governed by, construed and enforced in accordance with, the laws of the State of Delaware, without regard to principles of conflict of laws.

b.	This Agreement may be executed in counterparts, each of which will constitute an original, with the same effect as if the signatures hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile, e-mail or otherwise) to the other parties.

c.	The recitals hereto form an integral part hereof as though herein again recited.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PHARMATHENE, INC.

By:	/s/ Eric I. Richman
	Name:	Eric I. Richman
	Title:	Chief Executive Officer

TAURUS MERGER SUB, INC.

By:	/s/ Eric I. Richman
	Name:	Eric I. Richman
	Title:	Chief Executive Officer

THERACLONE SCIENCES, INC.

By:	/s/ Clifford J. Stocks
	Name:	Clifford J. Stocks
	Title:	Chief Executive Officer